SCHEDULES TO

NABORS TRANSITION SERVICES AGREEMENT

dated as of [            ], 2015

between

NABORS INDUSTRIES LTD.

And

NABORS RED LION LIMITED

Exhibit I

Services Managers

Position
Navy Services Manager	Sri Valleru, Vice President and Chief Information Officer

Red Lion Services Manager	Steven Carter, Chief Information Officer

Schedule A
Services

None.

Schedule B

Facilities

Function	Item/Process	Description	Duration Post-Close	Notes	Estimated Monthly Cost
Facilities	Pleasanton, TX	Lessor: Nabors Completion & Production Services Co. Lessee: Nabors Drilling USA, LP Address: 586 County Road 429, Pleasanton, TX	Month-to Month but no later than 12/31/15

NDUSA will sublease space from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease, provided, however, that in no event shall the sublease extend past 12/31/15. It is estimated that the square footage occupied by NDUSA and Canrig is 35% of the total. Total operating expenses are $65,000/month which will be distributed based on such estimated square footage occupied.

$22.50/sq. ft. + % of total operating costs based on sq. ft. occupied (total is $65k/month)

Facilities	Pleasanton, TX	Lessor: Nabors Completion & Production Services Co. Lessee: Canrig Drilling Technology, Ltd. Address: 586 County Road 429, Pleasanton, TX	Month-to Month but no later than 12/31/15

Canrig will sublease space from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease, provided, however, that in no event shall the sublease extend past 12/31/15. It is estimated that the square footage occupied by NDUSA and Canrig is 35% of the total. Total operating expenses are $65,000/month which will be distributed based on such estimated square footage occupied.

$22.50/sq. ft. + % of total operating costs based on sq. ft. occupied (total is $65k/month)

Function	Item/Process	Description	Duration Post-Close	Notes	Estimated Monthly Cost
Facilities	Williston, ND Mancamp	Lessor: Nabors Completion & Production Services Co. Lessee: Nabors Drilling USA, LP Address:	Month-to Month, but no later than 12/31/15	NDUSA to be provided with access to available beds (for the avoidance of doubt, beds will not be reserved but will be made available to NDUSA on an as available basis)	Beds may be used at a cost of $61 per night

Facilities	Denver, CO	Lessor: Nabors Completion & Production Services Co. Lessee: Nabors Drilling USA, LP Address: 475 17th Street Building, Suite 850, Denver, CO	Month-to Month, but no later than 12/31/15	NDUSA will sublease space from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease, provided, however, that in no event shall the sublease extend past 12/31/15. Under the terms of the sublease, 5 offices will be reserved solely for use by C&J and the rest of the space will be shared with NDUSA, Canrig, and Ramshorn	$4,523

Facilities	Denver, CO	Lessor: Nabors Completion & Production Services Co. Lessee: Canrig Drilling Technology, Ltd. Address: 475 17th Street Building, Suite 850, Denver, CO	Month-to Month, but no later than 12/31/15	Canrig will sublease space from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease provided, however, that in no event shall the sublease extend past 12/31/15. Under the terms of the sublease, 5 offices will be reserved solely for use by C&J and the rest of the space will be shared with NDUSA, Canrig, and Ramshorn	$1,771

Function	Item/Process	Description	Duration Post-Close	Notes	Estimated Monthly Cost
Facilities	Denver, CO	Lessor: Nabors Completion & Production Services Co. Lessee: Ramshorn Investments, Inc. Address: 475 17th Street Building, Suite 850	Month-to Month, but no later than 12/31/15	Ramshorn will sublease space from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease, provided, however, that in no event shall the sublease extend past 12/31/15. Under the terms of the sublease, 5 offices will be reserved solely for use by C&J and the rest of the space will be shared with NDUSA, Canrig, and Ramshorn	$1,000

Facilities	Sylvan Lake, Canada	Lessor: Nabors Production Services, Ltd. Lessee: Nabors Drilling Canada, Ltd. Address: 22 Charles Industrial Way, Sylvan Lake, Canada	Month-to Month, but no later than 12/31/15

Pursuant to the lease agreement dated October 1, 2014, NDUSA will sublease 153,000 square foot yard storage from NCPS on a month to month basis, with thirty days’ notice required for termination of the sublease ,provided, however, that in no event shall the sublease extend past 12/31/15.

					CDN $8,750